

0
Investors

Hando
Houston, Texas

$0 raised

$150,000 min target ❓

Term Note ❓
Interest Rate : 17.5%
Maturity: 48 months

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Summary

About the Company

Investment Details

| Use of Proceeds

   Key Terms

   Total Payment Calculator

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Use of Proceeds

Hando anticipates that the total cost of the project will be approximately $450,000. The owners have committed approximately $225,000 in equity to date.

If Hando reaches the minimum raise amount of $150,000 on NextSeed, proceeds from the raise will be put towards the restaurant build-out, kitchen and bar equipment, opening inventory and other startup costs (e.g. signage and marketing). Anything raised above the $150,000 minimum and up to the $200,000 maximum will be further allocated towards the restaurant build-out, kitchen and bar equipment, opening inventory, other startup costs (e.g. signage and marketing) and labor.

Key Terms

Issuer	**Type of Offering** ❓	**Offered By**
Family Meal Group, LLC	Regulation Crowdfunding	NextSeed Securities, LLC

Offering Min ❓	$150,000
Offering Max ❓	$200,000
Min Individual Investment ❓	$100
Type of Securities	Term Note
Maturity ❓	48 months
Payments ❓	Monthly
Security Interest ❓	Term Notes
Ownership % Represented by Securities	0% Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.
Interest Rate ❓	17.5%

Total Payment Calculator

Interest Rate*	Term	Principal	Total Payment*
17.5%	**48 months**	**$100.00**	**$139.75**



Months
◈ Projected total payment

* Payment for any given month (including the total payment at the end of the final month) indicates the cumulative amount contractually required to be paid to an investor after the end of that month, assuming the loan is not prepaid. This calculation is a mathematical illustration only and may not reflect actual performance. It does not take into account NextSeed fees of 2% on each payment made to investors. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.



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